Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (309) 406-1426

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

October 18, 2006

Delivered by electronic submission via EDGAR and U.S. Mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Ms. Barbara C. Jacobs

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, written materials in response to comment 24 received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated September 21, 2006.  Set forth below is the Company’s response to the Staff’s comment 24.

Market Overview, page 25

Comment 24.

We note your references to statistical data from third party sources. Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether all or any of the reports were prepared for you. If the source you cite is believed to be publicly available, please explain the nature of the availability and the amount of any payment that is required to obtain the information.

Response 24.

In the “Frozen Pie Statistics 2005” section of the October 2005 issue of Baking Management, available publicly online for no cost at www.aibonline.org/resources/statistics/2005pie.html, the statistics for the top four frozen pie brands reported by the Company can be found under the “Top 10 Frozen Pie Brands (for the 52 weeks ending September 4, 2005)” heading.

In the November 1, 2005 issue of Baking & Snack, available publicly online for no cost at www.bakingbusiness.com/archives/archive_article.asp?ArticleID=76497&PF=print, the second paragraph under the heading “Sweet Tooth” reads: “According to Bob Trombino, senior director of marketing and category leadership, The Schwan Food Co., Inc, Suwanee, GA, frozen pies the largest segment in the category, is seeing increased sales. ‘The growth in pies is being driven by cream and meringue whole pies as well as by individually sliced, portion-controlled products,’ he said.”

In the February 22, 2006 issue of Bakingbusiness.com, available publicly online for free at www.bakingbusiness.com/archives/archive_article.asp?ArticleID=78053&PF=print, the last sentence in the first paragraph under the heading “Say it loud, say it clear” states: “‘In the Edwards line, we also need to include the words “just thaw” to communicate the convenience of the product and in the Mrs. Smith’s line, the word “microwaveable” was key,’ Mr. Trombino said.”

In the March 2006 issue of Times & Trends, available online publicly for free at http://us.infores.com/filelib/timestrends/tt_march_2006.pdf, the first paragraph on page 7 states: “Successful new 2005 food and beverage brands delivered against consumer demand for new tastes and varieties, health and wellness benefits and convenience.” Page 8 continues: “An emerging taste trend that will become even more prevalent next year is a movement towards more sophisticated, premium tastes.” Page 10 follows: “What has changed, however, is that time savings alone is not enough. Consumers seek faster and easier in conjunction with nutrition, taste and quality.” Finally, page 12, under the heading “Chef-Inspired Recipes” reads: “As Baby Boomers age and become ‘empty nesters’ in increasing numbers, the demand for premium products and more sophisticated tastes will rise. Restaurant quality, convenient meals and side dishes that fit this bill will be well-received.”

None of these reports was prepared for the Company.

We have enclosed the articles cited by the Company with this letter. If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

enclosures

cc:

Tootie Pie Company, Inc.